Mail Stop 3561

December 6, 2006

Christopher C. Domijan
Aces Wired, Inc.
12225 Greenville Avenue, Suite 861
Dallas, Texas 75243

> **Re: Aces Wired, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 8, 2006**
> **File No. 333-138527**

Dear Mr. Domijan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Registration Statement

General

1. Based on your July 30, 2006 interim financial statements, it appears you will report a loss from continuing operations before taxes for the fiscal year ended October 29, 2006. In this regard, please update the audited financial statements of Goodtime Action Amusement Partner, L.P. (now Aces Wired , Inc. and subsidiaries) for the most recently completed fiscal year. For guidance, refer to Item 310(g)(2) of Regulation S-B. Upon updating these audited financial statements, the July 30, 2006 interim financial statements of Goodtimes (both

actual and pro-forma) will be unnecessary. Please also update the pro-forma statements of operations to reflect only the most recently completed fiscal year.

Description of Business

Markets, page 10

2. Please provide us with Gaming Markets Advisors analysis stating that the total annual revenues potential for AWP in Texas is $3 billion. Additionally, please include a consent for the use of this information or remove such reference from your filing.

Ace Gaming Amusement Centers, page 10

3. You state that you have identified a number of gaming entity partners to open Ace Gaming Amusement Centers. As such, please expand you disclosures to detail the nature of the expected partnership arrangements. For example, your disclosure should provide information including, but not limited to, the percentage ownership you will receive in these partnerships or if you will provide the operating equipment and obtain a management agreement. Additionally, you should address whether you may partake in the ownership of these centers. Alternatively, if you are partnering with an already licensed gaming entity due to difficulty in obtaining a gaming license, you should address whether you can own a percentage or open the centers to obtain a management contract. Further, you should discuss the costs associated with opening these centers, including whether you fund all of the costs associated with opening these centers and how you will be reimbursed.

Management Discussion and Analysis

General

4. Please update to include your most recently completed fiscal year and to remove the interim period ended July 30, 2006 in accordance with your updating of the included audited financial statements.

5. Please revise your Management Discussion and Analysis ("MD&A") to include disclosures related to critical accounting policies. According to the Financial Reporting Release No. 72 (i.e. release #33-8350) your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past. In essence, your critical accounting policies disclosures

should be expanded to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the estimate and review of your inventories for obsolescence. Additionally, your critical accounting policies should not duplicate the accounting policy disclosures in the notes to the financial statements.

Overview, page 13

6. Please provide us with support that substantiates that you are the oldest and largest company to service the state's bingo gaming market distributing more than 50% of approximately 1300 charity bingo licenses or remove this reference.

Results of Operations, page 13

7. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight. For example, you should clarify whether the changes to revenue were due to price or volume changes and quantify the change caused by each, if material. Please revise your filing to include this information within the discussion of operating results in MD&A. See FR-72 (Release No. 33-8350) for details.

8. You state that K&B Sales, Inc. was the accounting acquirer and predecessor of Goodtime L.P. While it appears that both K&B Sales, Inc. and Aces Wired, LLC were predecessors of Goodtime L.P. it is not clear how you concluded that K&B Sales, Inc. was an accounting acquirer in a transaction that is described on page F-48 as being an exchange of businesses under common control. Please advise or revise as appropriate.

9. Based on your Outlook disclosures on page 13, it appears that the monies received from cash flows from K&B as well as the Series A Preferred Stock offering will be used to grow the number of Ace Gaming Amusement Centers. Therefore, please revise your disclosures to address in detail, how the shift in your business strategy towards opening and running amusement centers will affect your trends and business structure in the future. Please be as specific as possible in your disclosure. In this regard, you should also provide a discussion detailing the required cash flows as well as regulatory hurdles associated with opening amusement centers and how this will affect your liquidity as well as your accounting policies.

Liquidity and Capital Resources

Future Sources and Uses of Cash, page 16

10. Please expand your disclosure to address your ability to sell and leaseback existing assets, including a discussion of eligible assets and potential dollar values to be obtained.

Financial Statements

Goodtime Action Amusement Partners, L.P. Financial Statements

Notes to Financial Statements

Note 1 – Nature of Organization, page F-8

11. You disclose that limited partners own 99.99 percent of Goodtime L.P. Page F-10 states that members of Aces Wired, LLC and shareholders of K&B Sales, Inc. each received 44.995 percent of Goodtime L.P. upon contribution of their businesses. Therefore, please tell us who owns the remaining 10 percent limited partnership interest.

Aces Wired, LLC

Statements of Operations, page F-15

12. Please revise to carry over the $686,861 loss from discontinued operations to the cumulative period from inception to date column.

Note 2- Discontinued Operations, page F-21

13. According to disclosures in Note 2 there were asset impairments of $301,061. Please tell us the amounts and types of assets impaired and how the impairment was reflected in your statement of cash flows.

K&B Sales, Inc. Financial Statements

Balance Sheets, page F-27

14. Please revise to include a caption for the $80,833 of other assets.

Goodtime Action Amusement Partners, L.P. and Subsidiaries (now Aces Wired, Inc.)

Note 1- Nature of Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-45

15. Please expand your revenue recognition policy to detail how you recognize revenue from the leasing of electronic bingo systems. For example, you should expand your disclosures to detail whether you recognize these revenues over a certain period (e.g. the lease term) and whether you lease payments are fixed or if they have a variable component, which relates to number of net wins.

16. It appears that you operate six amusement centers. Additionally, you state on page 13 that you intend to use cash flow from K&B and the funds raised in the Series A Preferred Stock offering to provide the necessary infrastructure to grow the number of Ace Gaming Amusement centers. As, such, please expand your revenue recognition policy to address how you recognize revenues derived from the amusements centers. For example, you should detail whether you receive a percentage of net winning and/or a management fee and your methodology for recognizing those revenues.

Shipping and Handling Costs, page F-45

17. It appears that you should revise your consolidated statements of operations to include shipping and handling costs within operating expenses and not as a reduction in revenue. See paragraph 7 of EITF 00-10.

Prepaid Expenses, page F-45

18. You paid royalties, as a percentage of net winnings, in connection with your software and title development agreements. In this regard, please provide us, supplementally, further details regarding the nature of your agreements as well as the accounting method used to account for the royalties you pay.

Intangible assets, page F-46

19. With regards to your acquisition of eCelerity, LLC, please provide us with supplemental information regarding your allocation of the purchase price as well as the valuation of these intellectual assets and their assigned lives. Specifically, address how your valuation takes into account that these assets are no longer used for customer accounts and you do not offer these services for resale.

Note 2- El Paso, Texas- Operating Agreement, page F-48

20. Please revise your revenue recognition policy to include disclosures regarding your revenue recognition policy in relation to the management fees earned in association with this agreement. Further, please revise your MD&A to discuss the nature of this agreement. For example, if applicable, you should disclose any costs associated with obtaining the contract or opening the facility, services you will provide and the time period over which you would recuperate your costs. Additionally, please clarify for us whether you or your partners own/lease the facilities.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3816 if you have any other questions.

Regards,

Joseph A. Foti
Senior Assistant Chief Accountant

cc: Via Facsimile (832) 397 8071
        William T. Heller IV Esq.
        Thompson and Knight LLP
        333 Clay Street
        Suite 3300
        Houston, Texas 77002